UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

1.	Name of the Registrant:

IAA, Inc.

2.	Name of person relying on exemption:

Discerene Group LP

3.	Address of person relying on exemption:

2777 Summer Street, Suite 301, Stamford CT 06905

4.	Written materials. The following written materials are attached hereto:

Press Release, dated February 27, 2023

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. Discerene Group LP (together with its affiliates and investment vehicles it manages, “Discerene Group”) is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Discerene Group.

PLEASE NOTE: This is not a proxy solicitation and no proxy cards will be accepted. Discerene Group is not seeking authority to vote any proxy in connection with IAA Inc.’s 2023 special meeting of stockholders. Please execute and return your proxy card according to IAA, Inc.’s instructions.

Long-Term IAA Inc. Shareholder Discerene Group Believes in IAA’s Go-Alone Prospects If Proposed Value-Destroying Merger With Ritchie Bros. Auctioneers Is Voted Down by Shareholders

Encourages IAA to Focus on Building Its Business For the Long Term

STAMFORD, Conn.—(BUSINESS WIRE)—Discerene Group LP, whose affiliates and investment vehicles managed beneficially own approximately 3.6% of the outstanding shares of IAA, Inc. (NASDAQ: IAA), today issued the following letter to IAA shareholders.

The full text of the letter follows.

Dear Fellow Shareholders,

Like many of you, we believe in the value-creation opportunity and long-term prospects at IAA, Inc. (“IAA”). For the reasons we have previously expressed publicly, we do not believe that the proposed sale (“Sale”) of IAA to Ritchie Bros. Auctioneers Incorporated (“RBA”) fairly compensates IAA shareholders for that opportunity and also puts our investment in IAA at significant risk of permanent capital impairment. Accordingly, we intend to vote against the Sale.

We believe that IAA is a structurally sound business that can thrive with appropriate oversight and incentive structures. Its business is growing despite the volume loss at a major customer. IAA has grown revenue faster than RBA since its 2019 spinoff, generates more EBITDA than RBA, and has just 1.8x of net debt/2022 EBITDA.1

We believe that IAA has many talented, dedicated, experienced, and high-performing people running its day-to-day business. The recent market narrative on IAA emanating from the Sale does not do them justice.

We expect IAA to move forward with conviction as a standalone company and create value for all IAA shareholders, including those of us who have supported the company for so long up to this point.

We encourage IAA’s Board of Directors to focus on building a sustainable, long-term business by putting in place an optimal strategy, executive team, and long-term economic alignment between management and shareholders, rather than bow reactively to short-term and impatient market narratives or whiplash trading pressures. We believe that the capital-markets tail should not wag the fundamental-business dog.

All businesses go through good and bad times. In challenging times, confident and long-term-minded shareholders, directors, and executives “lean in” and do not bail out.

Shareholders should not despair at the prospect of the Sale being voted down. We are ready and motivated to work with the IAA team and do our part to help IAA realize its full potential and grow into an even stronger independent company over the long term.

Sincerely,

Discerene Group LP

1 See IAA and RBA reported financial statements.

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About Discerene Group

Discerene Group LP is Connecticut-based private investment partnership that invests globally, pursuing a fundamental, contrarian, long-term value investing philosophy. Discerene invests in businesses protected by either structural barriers to entry or hard assets, when they are out of favor, at prices offering significant margins of safety. The firm employs private-equity-like structures to make truly long-term investments in public companies.

Disclaimer

Please note: this is NOT a proxy solicitation. Discerene Group LP is not asking for your proxy card and will not accept your proxy card. Please DO NOT send us your proxy card. Executed proxy cards should be returned according to IAA’s instructions.

This material does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in any state to any person. In addition, the discussions and opinions in this letter and the material contained herein are for general information only, and are not intended to provide investment advice. All statements contained in this letter that are not clearly historical in nature or that necessarily depend on future events are “forward-looking statements,” which are not guarantees of future performance or results, and the words “anticipate,” “believe,” “expect,” “potential,” “could,” “opportunity,” “estimate,” and similar expressions are generally intended to identify forward-looking statements.

The projected results and statements contained in this letter and the material contained herein that are not historical facts are based on current expectations, speak only as of the date of this letter and involve risks that may cause the actual results to be materially different. Certain information included in this material is based on data obtained from sources considered to be reliable. No representation is made with respect to the accuracy or completeness of such data, and any analyses provided to assist the recipient of this material in evaluating the matters described herein may be based on subjective assessments and assumptions and may use one among alternative methodologies that produce different results. Accordingly, any analyses should also not be viewed as factual and also should not be relied upon as an accurate prediction of future results.

All figures are unaudited estimates and subject to revision without notice. Discerene disclaims any obligation to update the information herein and reserves the right to change any of its opinions expressed herein at any time as it deems appropriate. Discerene has neither sought nor obtained the consent from any third party to use any statements or information contained herein that have been obtained or derived from statements made or published by such third parties. Except as otherwise expressly stated herein, any such statements or information should not be viewed as indicating the support of such third parties for the views expressed herein.

Contacts

Jonathan Gasthalter/Kevin FitzGerald
Gasthalter & Co.
(212) 257-4170

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